TECHNOLOGY THAT TRANSFORMS CARE
NASCEND Lullaby
Music integration app that improves infant feeding, sleep & development
NASCEND AssessPro
Proprietary, real time, responsive assessment & treatment algorithms
NASCEND Learn
On-line, on-demand advanced training
NASCEND NAS CERTIFICATION PLATFORM
Multidisciplinary, infant-driven, comfort first, resources that standardize & increase access to care

INVEST IN **NASCEND, PBC**

Transformative Tech for Brighter Beginnings: Elevating Outcomes for Opioid Exposed Newborns



nascend.com Louisville, KY

Technology | PBC & B Corp | Female Founder | B2B | Healthcare

Highlights



1. CEO & Founder: national expert, physician, Forbes 1000 Entrepreneurs to Watch 2021 & Who's Who 2024

2 $6.7M Revenue projected by 2025 with an average ACV of $150K

3 $4B total market revenue, currently with no direct competitor

4   Today, 7% of pregnant women disclose opioid use in pregnancy

5   Over a quarter of a million infants are born opiate exposed each year

6   Our outcomes: 84% fewer infants treated resulting in decreased admissions to the neonatal ICU

7   Our outcomes: $12.4K cost savings per infant with NAS

8   Profit from Purpose: Certified B-Corp, Public Benefit Corporation, and KY Canopy Certified company

Featured Investors



Render Capital
Invested $20,000 ⓘ

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"NASCEND is an innovative clinical solution, education and technology company dedicated to improving the health and well being of families affected by maternal substance use disorder (SUD). 7% of women report opioid use during pregnancy and 1 in 4 pregnant women have filled a prescription for opiates. This has a direct impact on infants where neonatal abstinence syndrome is one of the most pressing medical and social problems we face today. Pregnancy is a motivator for change, and with suppo..."

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Other investors include <u>Keyhorse Capital (KSTC)</u> Notable & 17 more

Our Team



Dawn Forbes, MD CEO & Founder

Dr. Forbes has received several honors including the MediStar Leadership in Healthcare Award from Medical News in 2019; Healthcare Hero recognition, receiving the Innovator Award from Business First Louisville in 2020, and Forbes Next 1000.



Beth Dlutowski Operations & Business Consultant

Beth is an experienced senior executive and certified project management professional with strong operational and P&L expertise. She provides operations and strategic planning for NASCEND.



Weston Burchett Director of Technology Strategy

Weston specializes in software-based solutions and business process integrations, he drives cost-savings and increases efficiency for NASCEND while ensuring the customer experience and level of service are continually improving.



William J. Ryan Education & Tech Consultant

Bill provides strategic and technical guidance to develop and impact talent through learning and performance solutions. He supports NASCEND's learning technology ranging from LMS, clinical performance support systems and curriculum development.

Mitigating The Impact Of The Opioid Epidemic On Newborns

Founded by neonatologists after experiencing a 10-fold increase in opioid affected newborns, NASCEND is using business as a force for change.

> **"** Driven to provide a universal solution through technology, innovation, and training, we can inspire and equip healthcare communities, at any level, to decrease the impact of opioid use, improve outcomes for families and restore potential for every affected child. We believe that healthy moms with healthy pregnancies lead to healthy babies with better care and improved outcomes for all.
>
> *Dawn Forbes, MD*
> *CEO & Founder*
> *NASCEND*



Led by a national expert, Dr. Dawn Forbes, NASCEND provides tech–enabled clinical solutions and certification for healthcare systems and providers that transforms the care and outcomes of opioid exposed infants (OEI). Our solutions standardize care for OEI, resulting in decreased hospital stay, reduced cost and even new revenue for certain systems.











Forbes NEXT 1000 2021

LOUISVILLE BUSINESS FIRST Healthcare Hero 2020 Innovator

Healthcare Business Review Top 10 Health Education Services Providers - 2023

Canopy Certified Top Social Impact Company 2023

Dawn Forbes, MD, MS, FAAP
Founder & CEO

- **Neonatologist** 18 years intensive care & newborn experience
- **National Expert** in care of opioid exposed infants
- **Consultant** 15 years education, counseling & Treatment for pregnant & postpartum patients with OUD
- **Research & development** 32 years in Industry, Medical & Academic
- **Forbes Next 1000** Entrepreneur to Watch 2021
- **Who's Who in Medicine & Healthcare** 2024

NASCEND at a Glance

Our projected revenue by 2025 is $6.7M. We recently secured our first multi-hospital contract this March (2024) and are in discussion with 15 additional contracts. Our average ACV is $150K and we are well on our way to our projected revenue for 2024 with contracted revenue of over $800K and more than $1.1M in grants awarded and expected. *(note: forward looking projections cannot be guaranteed.)*



$6.7M
Revenue By 2025

$150K
Avg. ACV





$1.1M
Grants Awarded
+ Expected

15
Contracts In
Pipeline

Investing in NASCEND is investing in a better future for opiate-exposed newborns and better outcomes for the communities in which we all live.



An innovative solution dedicated to

Transforming the quality of care of opioid-exposed infants (OEI)

US Opioid Crisis Impacts Healthcare, Pregnancy, Newborns, & Communities Without Discrimination

The opioid epidemic in the U.S. has not only claimed a staggering number of lives but has also created a profound public health challenge. There is an urgent need for comprehensive strategies to address the devastating impact on individuals, families, and communities. The impact on newborns is the mission of NASCEND

impact on newborns is the mission of NASCEND.

Currently, 7% of women disclose opioid use during pregnancy. This results in over 256,000 newborns born opiate exposed each year. Of those affected, 10% will develop Neonatal Abstinence Syndrome (NAS), also known as Neonatal Opioid Withdrawal Syndrome (NOWS), a multi-system withdrawal syndrome in newborns.

From pregnancy to pediatrics opioid use impacts lives with exponential healthcare costs


7%
Pregnant women
Report opioid use
Risks for pregnancy & newborn
Fetal growth restriction, preterm delivery, impaired bonding/ parenting & increased maternal death
256K
Newborns
Born opioid exposed each years
Neonatal opioid withdrawal
Impacts sleep feeding, comfort, growth & long-term development & behavior
$1.5B
Annual cost
of care for neonatal withdrawal
Rising cost & poor outcomes
Clinical gaps in newborn care drives disparities in healthcare and variable outcomes across hospitals

NAS/NOWS is one of the most pressing medical and social problems we face today and has increased over 700% since 2012. NAS/NOWS disrupts feeding, sleep, and calming in the first weeks to months of life. Current treatment frequently involves the use of opioid-based medication, often leading to a prolonged hospital stay and a high cost of care.

Opioid use in pregnancy can also lead to fetal growth restriction, preterm delivery, and impaired maternal bonding and has resulted in a 200% increase in maternal deaths. Nationally 23% of all maternal deaths are associated with substance abuse.

Lack of Standardization Creates a Clinical Gap in Newborn Care, Assessment, & Treatment

Currently, the lack of standardized guidelines, especially regarding the newborn assessment which guides the diagnosis and treatment of the infant, results in inconsistent quality of care and variable outcomes.

For example, 95% of US institutions use the Finnegan Neonatal Abstinence Scoring Tool (FNAST) to assess and manage newborn care. FNAST was developed in 1975 based on a small study. Today there is increasing evidence that this tool is too complex, requiring a manual and subjective evaluation of 21 symptoms every 4 hours by medical professionals, and results in inconsistent use. Data suggest use of FNAST results in over treatment, increased length of hospital stay, and increased healthcare costs.

As a result, where infants are born often determines their outcomes. Even when infants share identical risk factors, symptoms, and withdrawal severity they can have very different newborn experiences based on where they are born. Some hospitals only need to treat 20% of their patients with opiate based medicine, while others treat more than 60%. Treatment durations can also vary significantly, ranging from a low average of 20 days up to an alarming 45 days or more.

From Pregnancy-2-Pediatrics: NASCEND Bridges The Clinical Gaps With Better Care, Cost Savings, & New Hospital Revenue

The NASCEND evidence-based approach engages families and educates healthcare providers starting in the 1st trimester, continuing with in-hospital newborn care, and following through to 3-year developmental and nutritional follow up. Offering in-person, live-virtual, and online, on-demand training; tools and technology; and consulting services that are designed for all levels of hospitals and healthcare providers.

Based on the Continuum of Care protocol developed by Dr. Forbes, our innovative, technology-enabled services empower healthcare providers to attain improved and standardized maternal, newborn, and pediatric outcomes. NASCEND's proprietary assessment utilizes an interactive, point-of-care tool based on just 6 *objective* symptoms – versus the 21 *subjective* symptoms used in FNAST. Plus it uniquely provides responsive, individualized treatment recommendations that prioritize comfort care over pharmacology.

With a strategic emphasis on rural hospitals that frequently serve large opioid-affected populations, often with constrained funds and resources, our transformative approach reduces healthcare costs, standardizes care, amplifies available resources, and can unlock new revenue.

We Improve Early Outcomes For OEI

Our results are life changing. Infants supported with NASCEND's Continuum of Care are less likely to be admitted to the NICU, are treated with comfort over medication, and spend less time in the hospital. NASCEND effectively reduces healthcare costs while increasing transparency, family engagement and provider satisfaction.

Our tech-based solutions

significantly reduce the:

- Need to treat
- Length of treatment
- Length of hospital stay
- Cost of care

46%
fewer hospital days for
ALL NAS than the
national average

NASCEND
4.9 days

VS

US Average
9.0 days

Proven Results From Pregnancy-2-Pediatrics

We recently completed our 24-month outcomes milestone, with results that outperform both the national average and our initial quality improvement (QI) data.

Our results shows an 84% reduction in the need to treat OEIs with a 54% decrease in length of treatment when needed.

Bridging Clinical Gaps with Better Care, Cost Savings & New Revenue



4.9 d	Length of stay for ALL infants with NAS
84%	Decrease in need to treat opioid exposed newborns
	Decrease in length of



50% treatment

$3.2M Reduction in cost of care for every 500 infants with NAS[1]

Increased:
Maternal compliance
Parent engagement
Provider satisfaction

[1]avg cost/treatment day = $1569 | ALL = Treated and untreated OEI's | LOS=Length of stay

Our targeted solutions provide unbiased, sustainable, cost-effective solutions for healthcare communities facing the challenges of opioid-related issues in maternal and pediatric care.

What Is Our Product?

Well, it is not a
"widget",
but it is pretty
awesome!

We sell tech-enabled services that improve patient care, with better outcomes and significant cost savings.

NASCEND's Certification & Training Programs Level the Playing Field

We offer 2 certification and training programs to cover the full gamut of care from pregnancy to pediatrics to provide the best, updated care guidelines for patients. It allows caregivers to make unbiased decisions and dramatically decreases the complexity and length of time to assess newborns.



NASCEND's NAS Certification Program (NNCP)

Client Target:
- Maternal & Pediatric Outpatient Providers
- Hospitals Newborn Providers

Revenue
Initial & Recurring

- From Pregnancy-2-Pediatrics
- Expert-led training
- Third-party credentialed 2-year certification
- Innovative technology that optimizes provider decision-making
- Standardized care that increases accessibility & essential resources
- Turn-key implementation





New Program Launching NOW!

- Partnering with Behavioral Health Group (BHG), largest accredited outpatient recovery center in the US
- Supporting pre-pregnant, pregnant and early parenting women with opioid use disorder
- Providing direct patient education, consultation and opioid assisted treatment support
- Providing access to experts for clinical providers

NASCEND's Maternal Opioid Use Disorder Program (MOUD-P)

Client Target:
Outpatient Addiction Recovery Centers

Revenue
- High margin recurring revenue
- Billable services
- Tele-health

NASCEND's Technology Transforms Care

We developed technology that facilitates widespread distribution of our services, elevates the level of patient care, and improves outcomes. In rural areas, where resources and funding may be limited, our technology—specifically AssessPro—can increase resources without the need for additional personnel. AssessPro can enable providers to efficiently and safely manage opioid-exposed infants, decreasing the need to transfer these infants to higher-level care facilities away from their hometowns. This minimizes out-of-town costs for families, preserves the mother-baby relationship, and prevents long-term revenue loss from the home health system.

For the first time technology will be used to standardize care in opioid exposed infants. Tools such as LULLABY, a music integration app which is proven to improve infant feeding, sleep and development and LEARN a comprehensive, on-demand training for healthcare providers will be used to improve outcomes. Importantly, AssessPro will help determine whether an infant will benefit from opioid therapy when comfort care is not sufficient and provide treatment guidelines, in real time, based on the infant's immediate response to that treatment.



Optimizing Provider Decision-Making

NASCEND AssessPro

- Proprietary assessment & treatment algorithms
- Real time, responsive recommendations

NASCEND Lullaby

- Music integration app that improves infant feeding, sleep & development
- Real-time karaoke & create, sing & record your own

custom lullabies



NASCEND Learn

- Online, on-demand advanced training
- 16 courses with continuing education

Tapping Into A Growing Market

NASCEND holds a distinctive advantage in meeting the industry's pressing need for improved care and outcomes within populations affected by opioids. With our national reputation and *no current direct competitor*, we are set to swiftly capture the current available market.

- ✓ **2547** Total Eligible US Hospitals
- ✓ **17,353** Total US Substance Abuse Treatment Centers
- ✓ **$43B** Addiction Recovery Market
- ✓ **$54B** National Opioid Abatement Funds


Total Available Market
$4B
Serviceable Available Market
$1.5B
Serviceable Obtainable Market
$450M

B2B2C: Our Business Model

With over $54 billion allocated in opioid settlement funds with a

portion designated for NAS/NOWS and maternal opioid use, there is a significant financial resource available for the next 18 years. Our clients can tap into this funding, eliminating financial barriers, accelerating implementation, and ensuring long-term success for NASCEND.

The identification of strategic partners who share our target clients is pivotal to our business model. Fostering these mutually advantageous relationships and leveraging partners' established client base and brand recognition will allow us to rapidly gain market share.

Driving Financial Success: 5 Year Projections

Positioned for swift growth, we anticipate revenue to reach $6.7 million in 2025, with a substantial leap to $25 million by 2027. (*forward looking projections cannot be guaranteed*). We have been cash positive for the past 12 months with a 2023 revenue of $407, 540.



Capital for Strategic Growth

Our on going plans are ambitious, and we can't wait to show what we can do. This capital round will advance product development , support infrastructure expansion, and facilitate strategic growth allowing for national scalability, widespread adoption, and real-world impact.



Securing 18-Month Capital Runway for Initial Scale
$1.2M raise
1
Product Optimization 30%
✓ EHR integration
✓ Develop a product platform with data warehouse
✓ Next generation AssessPro (iOS to web-app)
2
Operations/ Scale 25%
✓ Hire key personnel:
▪ Sales
▪ Marketing
▪ Operations
3
Go to Market/ Sales 45%*
✓ Marketing & sales strategy
✓ New product to market (MOUD-P)
✓ Expand existing products to new markets
✓ New partnerships

Momentum: Healthy Moms, Healthy Babies, Better Care, Improved Outcomes

We're well on our way and thrilled with our progress. From impactful products to incredible partnerships, we're making a meaningful difference.

The company is comprised of a solid team that provide expertise in the care of infants with NAS/NOWS, technology, hospital system integration, product development, and business strategy that have been key to the company's commercial success.

Dr. Forbes' made the Forbes Next 1000 Entrepreneurs to Watch List in 2021, was honored as a Louisville Business First Healthcare Hero Innovator in 2020, and most recently in 2024 was announced as a Marquis Who's Who in Healthcare & Medicine.

Under Dr Forbes' leadership, in 2023 NASCEND was recognized as a Healthcare Business Review Top 10 Health Education Services Provider and honored as Canopy's Top Social Impact Company.

Our Impact to Date:

38 States | **7000** Healthcare Providers | **1.6M** Infants

Certified B Corporation

Forbes NEXT 1000 2021

LOUISVILLE BUSINESS FIRST Healthcare Hero Innovator-2020

Healthcare Business Review TOP 10 HEALTH EDUCATION SERVICES PROVIDERS - 2023

Canopy Certified Top Social Impact Company 2023

Partners

- Mead Johnson Nutrition - Education Events



- KY Association of Health Plans - $750K Grant
- Behavioral Health Group – MOUD-P





Products

- 2 apps
- National Certification Program (NNCP)
- Newly Released MOUD-P
- 3 educational series
- 16 online modules
- 3 Certified Hospitals
- First multi-hospital contract
- National AssessPro study

Success & Recognition

- Certified B-Corp for 4 years
- KY Canopy Certified
- Canopy Top Social Impact Award-2023
- Healthcare Business Review Top 10 Health Education Service Providers-2023
- Dr. Forbes recognized as a Forbes 1000 Entrepreneurs to Watch 2021



Invest Now...

We invite you to be a part of NASCEND as we define the new paradigm of care for opioid exposed infants. Invest today and experience a double ROI—an opportunity for financial success that makes a meaningful difference!

Invest &

Experience The
Best **ROI**...
Doing Well **$**
By Doing Good
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Today!